FORM 8-A/A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                             HEILIG-MEYERS COMPANY
             (Exact name of registrant as specified in its charter)


      Virginia                                                 54-0558861

(State of incorporation or                                     (I.R.S. Employer
  organization)                                           Identification No.)

  12560 West Creek Parkway
     Richmond, Virginia                                               23238

   (Address of Principal                                           (Zip Code)
    Executive Offices)

       Securities to be registered pursuant to Section 12(b) of the Act:



Title of each class                 Name of each exchange on
to be so registered                 which each class is to be
                                             registered

Common Stock, $2.00                  New York Stock Exchange
    Par Value

       Securities to be registered pursuant to Section 12(g) of the Act:


                                      None


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                                Amendment No. 7


         The text of Item 1 - "Description of Registrant's Securities to be Registered", as amended, appears below and incorporates a Shareholder Rights Agreement and a change in Registrant's Articles of Incorporation with respect to the preferred stock related thereto, which were approved by Registrant's Board of Directors at its meeting held February 10, 1998.

Item 1.  Description of Registrant's Securities to be Registered.

         The following description of the capital stock of Heilig- Meyers Company (the "Company") does not purport to be complete and is subject in all respects to applicable Virginia law, to the provisions of the Company's Restated Articles of Incorporation, its Bylaws, and the Rights Agreement dated February 10, 1998 between the Company and Wachovia Bank, N.A., copies of which have been filed with the Securities and Exchange Commission. The Company's Restated Articles of Incorporation, as amended effective June 29, 1994, authorize 250,000,000 shares of Common Stock, par value $2.00 per share (the "Common Shares"), and 3,000,000 shares of Preferred Stock, par value $10.00 per share (the "Preferred Shares").

Common Shares

         Holders of Common Shares are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefore after payment of dividends on the Preferred Shares and are entitled to one vote for each Common Share held by them with respect to all matters. No sinking fund for the redemption of any capital stock of the Company has been established.

Summary of Rights to Purchase Preferred Shares

         On February 10, 1998, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding Common Share of the Company. The distribution is payable on February 20, 1998 to shareholders of record at the close of business on that date.

         Each Right will entitle the holder to purchase from the Company one one-hundredth of a share of the Company's Cumulative Participating Preferred Stock, Series A, par value $10 per share ("Series A Preferred Share"), at an initial price of $110 per one one-hundredth of a Series A Preferred Share (the "Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement dated as of February 10, 1998 (the "Rights Agreement"), between the Company and Wachovia Bank, N.A.
as rights agent (the "Rights Agent").


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         The Rights are not exercisable, and are not transferable apart from the
Common Shares, until the "Distribution Date" which is the earlier of (i) the tenth day after a public announcement that a Person (which term as used herein means an individual or any business entity, other than the Company and certain related entities) or group of affiliated or associated Persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares, thereby becoming an "Acquiring Person," or (ii) the tenth business day after the date of the commencement of, or first public announcement of the intent of any Person to commence, a tender or exchange offer the consummation of which would result in such Person becoming an Acquiring Person.

         After the Distribution Date, the Rights are exercisable and separately transferable.

         Before the Distribution Date, a holder of Common Shares will be the owner of one Right for each Common Share he holds, but the Rights will be evidenced by one or more certificates ("Rights Certificate") held by the Rights Agent. After the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares at the close of business on the Distribution Date.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable. The Purchase Price payable, and the number of Common Shares or other securities or property issuable upon exercise of the Rights, as well as the number of Rights outstanding, are subject to adjustment from time to time upon the occurrence of certain dilutive events.

         Any additional Common Shares issued before the Distribution Date will also have Rights issued in respect thereof and Common Shares issued after the Distribution Date will be issued with Rights if such shares are issued in respect of stock options, employee benefit plans or convertible securities which were granted, established or issued before the Distribution Date.

         The Rights will expire at the close of business on February 28, 2008, unless earlier exercised or redeemed by the Company.

         No fractional Series A Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Series A
Preferred Share) when a Right is exercised and, in lieu thereof, an adjustment in cash will be

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



made based on the market price of the Series A Preferred Shares on the last trading date prior to the date of exercise.

         Each holder of a Right will have the right to receive, upon exercise of a Right, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the purchase price for the Rights then in effect, (a) if after the Distribution Date, (i) the Company is the surviving or continuing corporation in a merger or other combination with an Acquiring Person and the Common Shares are not changed or exchanged, (ii) an Acquiring Person consummates, with the Company or any subsidiary, any one of a number of transactions listed in the Rights Agreement, examples of which include acquiring stock or convertible securities except on a pro rata basis with other shareholders, obtaining any assets except on an arm's-length basis, obtaining or disposing of any assets having a fair market value of more than $2 million, or receiving certain financial benefits such as loans, guarantees, tax benefits, except on a pro rata basis with other shareholders, or compensation, except as a full-time employee at normal rates, or (iii) while there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), or (b) if an Acquiring Person acquired beneficial ownership of 20% or more of the outstanding Common Shares except pursuant to a cash tender offer for all outstanding shares which is determined to be fair by the Continuing Directors (each of which events is popularly termed a flip-in event). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The Continuing Directors are (i) the directors on the first date of public announcement that a Person or group has become an Acquiring Person or (ii) directors elected or nominated by a majority of the Continuing Directors in office on the date of such election or nomination.

         For example, if the Purchase Price is $110 upon exercise of a Right and the payment of $110 a Right holder would receive $220 worth of Common Shares (or other consideration, as noted above).

         Each holder of a Right will have the right to receive, upon exercise, common stock (or equivalent securities) of the acquiring entity having a value equal to two times the Purchase Price then in effect, if after it is announced that a Person or group has become an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction and is not the surviving or continuing corporation, (ii) the Company is the surviving or continuing corporation in a merger or other business combination and the Common Shares are changed or exchanged for securities of another Person, or (iii) 50% or more of the assets

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or earning power of the Company is sold or transferred  (each of which events is popularly termed a flip-over event).

         If the Company is not able to issue the Series A Preferred Shares or Common Shares because of the absence of necessary regulatory approval, restrictions contained in the Company's Articles of Incorporation or for any other reason, a person exercising Rights will be entitled to receive a combination of cash or property or other securities having a value equal to the value of the Common Shares which would otherwise have been issued upon exercise of the Rights.

         At any time until ten days after the announcement that a Person or group has become an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable in cash or Common Shares. After the redemption period has expired, the Company's ability to redeem the Rights may be reinstated if each Acquiring Person reduces his beneficial ownership to 5% or less of the outstanding Common Shares in one or more transactions not involving the Company and there is at the time no other Acquiring Person. When the Board of Directors (with, when required, the approval of a majority of Continuing Directors) orders a redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

         After a Person becomes an Acquiring Person and before the Acquiring Person acquires 50% or more of the outstanding Common Shares, the Company, with the approval of a majority of Continuing Directors, may require a holder to exchange all or any portion of his Rights for one Common Share (or in certain circumstances, other securities of the Company) per Right.

         Certain provisions relating to the principal economic terms of the Rights may not be amended at any time; however, before a flip-in event or a flip-over event, the Rights Agreement may be amended to change the type and number of securities for which a Right is exercisable, if the new securities generally have a value and voting rights at least equal to the securities for which the Rights were exercisable before the amendment. Other provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. Thereafter these provisions of the Rights Agreement may be amended by the Board (under certain circumstances only with the approval of a majority of the Continuing Directors) in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement (including the time period for redeeming the Rights); provided, however, that no amendment to adjust the time period governing redemption shall be made if the Rights are not redeemable.

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



         Series A Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Series A Preferred Share will be entitled to (i) an aggregate quarterly dividend equal to the greater of (a) one hundred times the quarterly dividend declared per Common Share (other than those dividends payable in Common Shares) or (b) $1.00, (ii) upon liquidation, a minimum preferential liquidation payment equal to the greater of (a) $11,000 or (b) an aggregate liquidation payment equal to one hundred times the liquidation payment made per share of Common Shares, (iii) one hundred votes, voting together with the shares of Common Shares, on all matters submitted to the Company's shareholders and
(iv) in the event of any merger, consolidation or other transaction in which shares of Common Shares are exchanged, one hundred times the amount received per Common Share. These rights are protected by customary anti-dilution provisions. Because of the nature of the Series A Preferred Shares' dividend, liquidation and voting rights, the value of each one one-hundredth of a Series A Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Preferred Shares

         The Board of Directors of the Company, without further action by the shareholders, is authorized to designate and issue in series Preferred Shares and to fix as to any series the dividend rate, redemption prices, preferences on dissolution, the terms of any sinking fund, conversion rights, voting rights, and any other preferences or special rights and qualifications. Holders of Preferred Shares, if and when issued, will be entitled to vote as required under applicable Virginia law. Such law includes provisions for the voting of the Preferred Shares in the case of any amendment to the Restated Articles of Incorporation affecting the relative rights of holders of the Preferred Shares, the payment of certain stock dividends, merger or consolidation, sale of all or substantially all of the Company's assets, and dissolution. There are no Preferred Shares outstanding, and, except for the Rights Agreement with respect to the Series A Preferred Shares, there are no agreements or understandings for the designation of series of Preferred Shares or the issuance of shares thereunder.

Transfer Agent

         The transfer agent for the Common Shares is Wachovia Bank, N.A.


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



Special Voting Provisions

         As amended by the Board of Directors of the Company on December 13, 1989, the Restated Articles of Incorporation contain a new provision which reduces the shareholder vote required for amending the articles of incorporation in certain circumstances from the two-thirds vote generally applicable to a simple majority vote of the outstanding Common Shares. The majority vote will be applicable except when the effect of the amendment is (a) to reduce the shareholder vote required to approve a merger, a statutory share exchange, a sale of all or substantially all of the assets of the Company or the dissolution of the Company, or (b) to delete all or any part of the new provision. In addition, the vote required by other provisions of the Articles of Incorporation is necessary if such provisions require the approval of more than a majority of the votes entitled to be cast. The terms of the Series A Preferred Shares provide that a vote of the holders of more than two-thirds of the outstanding Series A Preferred Shares, voting together as a single voting group, is necessary to approve any amendment which would materially alter or change the powers, preferences or special rights of the Series A Preferred Shares so as to affect them adversely.

Item 2.  Exhibits

         The following exhibits are filed with the copy of this Form 8-A/A filed with the New York Stock Exchange:

         (4)(a) Company's Restated Articles of Incorporation, filed with the Commission as Exhibit 3(a) to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1990 (No. 1-8484), are incorporated herein by this reference.

            (b) Articles of Amendment to Company's Restated Articles of Incorporation, filed with the Commission as Exhibit 4 to Company's Form 8 (Amendment No. 5 to Form 8-A filed April 26, 1983) filed August 6, 1992 (No. 1-8484), are incorporated herein by this reference.

            (c) Articles of Amendment to Company's Restated Articles of Incorporation, filed with the Commission as
                           Exhibit 3(c) to Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1993 (No. 1-8484), are incorporated herein by this reference.

            (d)            Articles of Amendment to Company's  Restated Articles
                           of  Incorporation,   filed  with  the  Commission  as
                           Exhibit 3(d) to Company's Annual

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                           Report on Form 10-K for the fiscal year ended
                           February 28, 1995 (No. 1-8484), are incorporated herein by this reference.

             (e) Articles of Amendment to Company's Restated Articles of Incorporation, filed with the Commission as
                           Exhibit 6 to Company's Form 8-A filed February 19, 1998 (No. 1-8484), are incorporated herein by this reference.

         (5) Registrant's Amended Bylaws, filed with the Commission as Exhibit 3(a) to Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 1997 (No. 1-8484), are incorporated herein by this reference.

         (8)(a) Rights Agreement dated as of February 10, 1998 between Heilig-Meyers Company and Wachovia Bank, N.A. (the "Rights Agreement") and its accompanying Exhibits A, B, and C, filed with the Commission as
                           Exhibit 1 to Company's Form 8-A filed February 19, 1998 (No. 1-8484), is incorporated herein by this reference.

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                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        HEILIG-MEYERS COMPANY
                                                          (Registrant)



                                               By: /s/ William C. DeRusha
                                                   ----------------------
                                                   William C. DeRusha,
                                                   Chairman and
                                                   Chief Executive Officer

Date:  February 19, 1998

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